Exhibit 99.1

PRIVATE & CONFIDENTIAL

KEY PROPOSAL TERMS

February 9, 2019

Set forth below is a non-exhaustive and non-binding list of certain key terms proposed by Searchlight Capital Partners, L.P. (“SCP”) in connection with the potential acquisition (the “Transaction”) from Internet Gold - Golden Lines Ltd. (“IGLD”) of all of its equity interests in B Communications Ltd. (“BComm”), by a purchaser affiliated with funds and/or investment vehicles advised by SCP (the “Purchaser”).

PROCEDURE AND TIMING

●	Representatives of IGLD will present these Key Proposal Terms (the “SCP Final Offer”) to IGLD’s board and bondholders, following which time (subject to approval by the IGLD’s board and bondholders) IGLD would immediately enter into negotiation with SCP, on an exclusive basis, in order to conclude and enter into final transaction documentation during the seven (7) calendar day period following the February 14 IGLD bondholders’ indicative vote (“Indicative Vote”).

●	To that end, IGLD will, by no later than 5 p.m. (U.S. Eastern Time) on February 14, 2019, enter into a customary exclusivity agreement with SCP (the “Exclusivity Agreement”) to cover the period ending at 5 p.m. (U.S. Eastern Time) on February 21, 2019 (the “Negotiation Period”). Such Exclusivity Agreement will prohibit IGLD and any person acting for or on its behalf, directly or indirectly, from soliciting, negotiating or engaging in discussion with, or providing due diligence material to, or entering into any agreements with, third parties regarding any acquisition or control (however effected) of all or a substantial portion of IGLD’s direct or indirect equity interests in Bezeq – The Israel Telecommunications Corp. Ltd. (“Bezeq”) (each, an “Alternative Transaction”), and shall further provide, among other things, that in the event any Alternative Transaction is entered into during the Negotiation Period or the 60-day period thereafter, IGLD shall pay to SCP all reasonable out-of-pocket fees and expenses incurred by SCP and its affiliates in connection with the Transaction (including, without limitation, its due diligence review and preparation and negotiation of any transaction documentation), in an amount not to exceed $1,000,000.

●	It is SCP’s expectation that definitive documentation with respect to the Transaction (the “Definitive Agreement”) will be finalized during the Negotiation Period and entered into promptly thereafter. In the event that, after the Indicative Vote, (i) it is determined that another vote of IGLD’s bondholders is required in order for IGLD to enter into the Definitive Agreement, and (ii) the Definitive Agreement is rejected by the bondholders, then IGLD shall pay to SCP all reasonable out-of-pocket fees and expenses incurred by SCP and its affiliates in connection with the Transaction (including, without limitation, its due diligence review and preparation and negotiation of any transaction documentation), in an amount not to exceed $2,000,000.

PRIVATE & CONFIDENTIAL

●	During the Negotiation Period, IGLD and the representatives of the bondholders shall use their respective best efforts to allow SCP and its advisors the opportunity to finalize SCP’s confirmatory due diligence with respect to the matters set forth on Annex I attached hereto. For the avoidance of doubt, SCP intends to conclude its confirmatory due diligence within a matter of days and in all cases prior to the execution of the Definitive Agreement.

●	The proposal outlined in this document shall expire at 5 p.m. (U.S. Eastern Time) on February 14, 2019 unless the Exclusivity Agreement has been entered into before such time. The SCP Final Offer shall expire at the end of the Negotiation Period if a Definitive Agreement has not been concluded by the parties before such time (and entered into promptly thereafter).

TRANSACTION DOCUMENTATION

Issue	Searchlight Proposal

The Transaction	Acquisition by Purchaser of all of the equity interests of BComm held by IGLD.

Purchase Price

SCP proposes two Purchase Price alternatives:

i)     Closing and Contingent Consideration, which shall include two components:

(1)   An amount of NIS 17.00 per share for BComm shares owned by IGLD to be paid at the closing of the Transaction (the “Closing”); and

(2)   A contingent payment of up to NIS 8.00 per share for BComm shares owned by IGLD to be paid post-Closing based on the mechanics set forth on Annex II (in the aggregate, the “Contingent Consideration”); OR

ii)    Closing Consideration, which shall include only an amount of NIS 17.50 per share for BComm shares owned by IGLD to be paid at the Closing.

The aggregate amount referred to in the preceding clause (i)(1) or (ii), as applicable, the “Closing Payment”.

Conditions to Closing

The Definitive Agreement will contain customary Closing conditions for a transaction of this type, including:

●     Issuance of a ‘control permit’ (which does not include any conditions or obligations that are reasonably unacceptable to Purchaser or constitute a Burdensome Condition). “Burdensome Condition” means any condition or term that (i) would reasonably be expected to have a material and adverse effect on Purchaser (after giving effect to the Transaction); provided that conditions that are expressly included in the currently effective ‘control permit’ (assuming no changes to the licenses granted to the Bezeq subsidiaries by the Israeli Ministry of Communications or any other relevant governmental authority) shall not be considered conditions or terms that would reasonably be expected to have a material and adverse effect on Purchaser, or (ii) would apply to or bind any SCP entity or their portfolio companies other than solely with respect to their operation in the State of Israel (if any).

PRIVATE & CONFIDENTIAL

●     Absence of any governmental authority order prohibiting the Closing or mandating any amendments to the Definitive Agreement.

●     If IGLD is subject to a court proceeding with regard to its solvency, (i) approval of the court overseeing such proceeding and (ii) any creditor approval mandated by such court.

●     Approval by the Israeli Antitrust Commissioner, to the extent required by law.

●     Absence of an event or development that would have a “Material Adverse Effect” on BComm and Bezeq, taken as a whole.

●     Customary bring down of IGLD’s representations, warranties and covenants.

●     Appointment, as of the Closing, of Purchaser’s designated directors to constitute a majority of the board of directors of BComm. (*)

●     (i) 2 of the 3 BComm’s nominee serving on the board of directors of Bezeq (i.e., all, other than Shlomo Rodav) shall resign effective as of the Closing, and (ii) effective as of the Closing, 3 Purchaser-designated individuals will be appointed as member of the board of directors of Bezeq to replace such resigning directors. Shlomo Rodav shall remain a director of Bezeq, thereby increasing the Bezeq board from 9 to 10 members. Such changes to the board shall be enacted through a special shareholders meeting called concurrent with closing of the Transaction. (*)

●     The equity securities of BComm to be acquired in the Transaction represent at least 50.1% of BComm’s issued and outstanding share capital (on a fully diluted basis); and, as of the Closing, BComm (together with its wholly owned subsidiaries) holds at least 25.1% of the issued and outstanding share capital of, and holds a ‘control permit’ in respect of, Bezeq. (*)

●     No actual or threatened delisting of BComm’s or Bezeq’s equity securities from Nasdaq or the TASE, as applicable, and no suspension of trading specific to the BComm’s or Bezeq’s securities.

PRIVATE & CONFIDENTIAL

● (i) As of the Closing, there shall be at least NIS 422 million of cash and cash equivalents at BComm (reflective of the March 28, 2019, Series B cash redemption of NIS 233 million, inclusive of accrued interest), plus all dividends and debt issuance proceeds received between the execution of a Definitive Agreement and Closing; and (ii) the indebtedness of BComm SP1 and SP2 shall not exceed NIS 2,240 million par value (not including Series B indebtedness that will mature on March 28, 2019 and be paid pre-Closing); provided that BComm shall be permitted to raise up to NIS 60 million of debt (on terms generally consistent with BComm’s past debt issuance), subject to commensurate increase in the amount of cash referred to in clause (i).

Representations and Warranties	The Definitive Agreement will contain customary “fundamental” and other representations and warranties. The non-“fundamental” representations will generally survive the Closing for a period of twelve (12) months, and the “fundamental” representations will survive for 60 days following the expiration of the applicable statute of limitations.

Indemnification; Escrow

The Definitive Agreement will include indemnification obligations by IGLD backstopped by an escrow:

●     IGLD shall indemnify Purchaser for breaches of any of its representations, warranties or covenants. Parties to discuss appropriate indemnification with respect to (i) Restricted Matters (as defined below), and (ii) any litigation-related matters, facts or occurrences that were known to IGLD as of the date of the Definite Agreement but not properly disclosed to Purchaser.

●     10% of the Closing Payment shall be deposited in an escrow account (the “Escrow Fund”). Subject to any holdback for pending claims, the amounts in the Escrow Fund shall be released following the one-year anniversary of the Closing.

●     Except in the case of fraud, the Purchaser’s sole recourse against IGLD shall be limited to (i) the Escrow Fund, and (ii) Purchaser’s right to set off up to 10% of the Contingent Consideration (if and to the extent payable pursuant to this Definitive Agreement) against any losses indemnifiable by IGLD.

Covenants	● Interim Operating Covenants. The Definitive Agreement will contain pre-Closing covenants that will, among other things, require IGLD to use its entire voting rights and controlling power in BComm (subject to applicable fiduciary duties under applicable law) to cause BComm and its subsidiaries (including Bezeq) to take, or refrain from taking, certain actions as is customary for a transaction of this type (the “Restricted Matters”).

PRIVATE & CONFIDENTIAL

● Transitional Services. IGLD shall use its reasonable best efforts to separate, prior to the Closing, any functions and services shared between IGLD and BComm. The Definitive Agreement will include a transitional services agreement, pursuant to which IGLD shall continue to provide to BComm, during the 12-month period following the Closing, such services and functions (to the extent not separated prior to the Closing) on a transitional basis (any or all of which could be terminated by Purchaser upon prior notice).

Termination Fee; Solvency Proceedings Termination	● Purchaser Termination Fee. In the event the Definitive Agreement is terminated prior to Closing by IGLD due to a breach by Purchaser, and at the time of such termination all conditions to the obligations of Purchaser have been satisfied or would be satisfied if the Closing were then to occur (other than conditions that were not satisfied (and could not be satisfied if the Closing were then to occur) as a result of Purchaser’s breach of the Definitive Agreement), Purchaser shall pay IGLD an amount in cash equal to 10% of the Closing Payment (“Purchaser Termination Fee”).

● IGLD Termination Fee. IGLD shall pay to Purchaser an amount in cash equal to 10% of the Closing Payment (the “IGLD Termination Fee”) if the Definitive Agreement is validly terminated by either party pursuant to the “outside date”[1] provision and at such time of termination (i) all regulatory approvals (including the control permit) have been obtained, and (ii) any of the conditions to the Closing in the Section above that is marked with an asterisk (*) has not been satisfied.

●     Solvency Proceedings. In the event that after the DefinitiveAgreement has been entered into (i) a court overseeing proceedings with regard to IGLD’s solvency determines that a vote of IGLD’s bondholders is required in connection with the Definitive Agreement, (ii) the Definitive Agreement is not ratified and confirmed by such bondholder vote, and (iii) the Definitive Agreement is terminated prior to the Closing (by either party or otherwise) following an order by such court that mandates any material amendment or modification to the Definitive Agreement or requires termination of the Definitive Agreement, then IGLD shall pay to SCP a break-up fee in an amount equal to $4,000,000. For the avoidance of doubt, and without limiting the foregoing (including, without limitation, in respect of the Negotiation Period or the Exclusivity Agreement), once the Definitive Agreement has been entered into, prior to due termination of the Definitive Agreement in accordance with its terms, neither IGLD nor any of its direct or indirect subsidiaries shall enter into any contract, agreement, arrangement or understanding (whether written, oral or otherwise) in respect of any Alternative Transaction.

●     In the event the Definitive Agreement is terminated under circumstances giving rise to the payment of the Purchaser Termination Fee or the IGLD Termination Fee, as the case may be, the other party’s (i.e., Purchaser, if the IGLD Termination Fee is payable; or IGLD, if the Purchaser Termination Fee is payable) and its affiliates’ and representatives’ sole and exclusive remedy against such paying party for any loss in connection with, relating to or arising out of the Definitive Agreement or the Transaction shall be to receive payment of such IGLD Termination Fee or Purchaser Termination Fee (as applicable).

Non-Binding	For the avoidance of doubt, this document has been prepared for convenience purposes only, and shall not give rise to any binding obligation on the part of any party.

1 To be 4 months following the date of the Definitive Agreement (as may be extended by additional 90 days for regulatory approvals).

PRIVATE & CONFIDENTIAL

ANNEX I

CONFIRMATORY DILIGENCE

●	BComm unaudited and unconsolidated financial information and matrixes for the fourth quarter of 2018, including the financial impact of the rights offering at the BComm level, where available.

●	Additional discussion with BComm’s and Bezeq’s, to the extent possible, insurance agents.

●	The financing documents and loan agreements that have not been not provided to date:

○	General terms for opening and maintaining bank account (“General Terms”) signed by Bezeq with each of its banks.

○	Appendix A to the NIS 600 million loan agreement dated April 2, 2015 between Bezeq and Israel Discount Bank Ltd.

●	The following additional material regarding litigation matters:

○	Regarding the two motions to certify class action 62263-06-17 (Telmor) and 62467-06-17 (Shfaram): (1) the expert opinion attached to Talmor’s claim; (2) any additional pleading/motions/responses/orders that were filed; and (3) the consolidated motion.
○	All insurance policies applicable to all the claims, Please identify any other proceedings or claims covered by this policy and the amount of claims submitted and claims paid to date, Please provide copies of any correspondence with the insurers regarding these claims (aside from correspondence about routine billing/claims submission issues), including any copies of any reservation of rights or denial of coverage letters.
○	Regarding the motion for approval of a claim as a derivative claim 47621-07-16 (Horev) – (1): the court protocols of the evidentiary hearings held on January 6, 2019 and January 7, 2019; and (2) any additional pleading/motions/responses/orders that were filed.
○	Regarding the motion to disclose documents prior to filing a motion to certify a derivative claim under Section 198A of the Companies Law 54743-06-18 (Eliaz): any additional pleading/motions/responses/orders that were filed.
○	A list and brief description of any other threatened or pending claim, proceeding or litigation (including administrative proceedings or other governmental investigations or inquiries), whether in Israel, in the US or in any other jurisdiction, against BComm and/or any of its direct or indirect subsidiaries or any of its or their properties, or brought by BComm and/or any of its direct or indirect subsidiaries, in each case including parties, remedies sought, nature of action and current status of litigation related to Bezeq-DBS Transaction or the wholesale market.

○	Any other decrees, judgments, orders, writs, injunctions, rulings and settlement agreements, to which BComm and/or any of its direct or indirect subsidiaries or any of its or their officers, directors, nominees for director, key employees or controlling shareholders is a party or is bound related to Bezeq-DBS Transaction or the wholesale market.

PRIVATE & CONFIDENTIAL

ANNEX II

CONTINGENT CONSIDERATION PROPOSAL

Project Buzz – Upside Sharing Mechanism

Mechanism Overview

Trigger	SCP MoM Target	Implied Target Bcom Share Price Threshold at Exit (1) Min	Max	Max Upside
(A) Upfront Price / Share				**17.00**
(B) Trigger 1	2.50x	47.25	49.25	2.00
(C) Trigger 2	2.75x	54.00	56.00	2.00
(D) Trigger 3	3.00x	60.75	62.75	2.00
(E) Trigger 4	3.25x	67.50	69.50	2.00
(A + B + C + D + E) Total Price / Share Including Upside				**25.00**

Implied Bcom Price Based on IGLD Bond Trading Value: **~10.00**

Description

- Searchlight pays NIS 17/share at transaction close
- At exit, Searchlight pays up to additional NIS 8/share (up to NIS 25/share total) based on achieving money multiple and implied share price targets outlined above
  - Total upside of 0–2/share at Bcom exit prices of 47.25–49.25 (17–19 total price/share)
  - Total upside of 2–4/share at Bcom exit prices of 54–56 (19–21 total price/share)
  - Total upside of 4–6/share at Bcom exit prices of 60.75–62.75 (21–23 total price/share)
  - Total upside of 6–8/share at Bcom exit prices of 67.50–69.50 (23–25 total price/share)

SCP offer provides ~2.5x the value (or ~150% increase) relative to market value of IGLD's stake in Bcom based on current IGLD bond trading value

CONFIDENTIAL

Note: (1) Thresholds include impact of fees & expenses and contingent payments to Searchlight; implied share price targets rounded to nearest 0.25.

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